

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

<u>Via E-mail</u>
Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation.
2300 West Sahara Avenue, Suite 800
Las Vegas, Nevada 89102

      Re: Jameson Stanford Resources Corporation
              Form 8-K # 4.02
              Filed April 28, 2014
              File No. 000-54405

Dear Mr. Stanford:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Raj Rajan

                    Raj Rajan
                    Senior Staff Accountant